Ref.: File no. 82-4025

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

18,343,574 shares issued and outstanding

July 23, 2008

Ramp Starting at Globex's Magusi Royalty Property

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** is pleased to advise shareholders that **First Metals Inc. (FMA – TSX)** has announced that as of August 1, 2008 excavation of the ramp required to mine a 50,000 ton bulk sample from the Magusi copper, zinc, gold, silver massive sulphide deposit will commence. Excavation of the overburden cover at the portal site as well as construction of yard pads has been completed as has the upgrading of the access road.

In addition, a major in-fill, diamond drill program has been completed on the Magusi property. All sulphide intersections have been logged, split and sampled for assaying. In addition drilling was undertaken on either side of the known mineral resource in order to aid in the updating of the mineral resource which was reported in a NI 43-101 compliant resource calculation by Micon International Ltd. in May 2006 as consisting of an inferred resource of at least:

1,230,000 t grading 7.1% Zn, 0.4% Cu, 1.9 g/t Au and 29 g/t Ag

and

838,600 t grading 3.3% Cu, 0.3% Zn, 0.22 g/t Au and 39 g/t Ag.

This represents in terms of contained metals 71 million pounds of copper, 197 million pounds of zinc, 80,000 ounces of gold and 2.2 million ounces of silver.

Globex is pleased with the progress being made at Magusi by First Metals and looks forward to the next step, commercial production.

Globex holds a 2% Net Metal Royalty and a 10% Net Profit Royalty on the Magusi deposit as well as the Fabie Bay deposit that is presently being mined, and is the largest share holder of First Metals Inc.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.) [redacted]

We Seek Safe Harbour.

08004214

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

Ref.: File no. 82-4025

COMMUNIQUÉ DE PRESSE

GLOBEX

Entreprises minières Globex inc.
"Chez nous en Amérique du Nord"
18 343 574 actions ordinaires en circulation

RECEIVED
2008 AUG 11 A 10: 05

Le 23 juillet 2008

DÉBUT DU FONÇAGE DE LA RAMPE D'ACCÈS À LA PROPRIÉTÉ MAGUSI DE GLOBEX

Rouyn-Noranda, Québec (Canada). ENTREPRISES MINIÈRES GLOBEX INC. (GMX – Bourse de Toronto, G1M – Bourses de Francfort, Stuttgart, Berlin, Munich, Xetra et GLBXF – International Premier OTCQX) a le plaisir d'informer ses actionnaires que First Metals Inc (FMA-TSX) vient d'annoncer que l'excavation de la rampe d'accès au gîte de sulfure massifs Magusi débutera le 1er Août 2008. Cette rampe permettra de procéder à l'extraction d'un échantillon en vrac de 50 000 tonnes dans ce dépôt de cuivre-zinc-or-argent. Le déblai de la couche de mort-terrain au site du portail d'entrée de la rampe ainsi que la construction des plateformes d'entreposage sont maintenant complétés, tout comme l'amélioration de la route d'accès.

En outre, un programme majeur de forages de définition vient d'être complété sur la propriété Magusi. Tous les recoupements de sulfures en carotte ont été lus, fendus et échantillonnés pour fins d'analyses. Des forages ont aussi été complétés de part et d'autre du dépôt connu dans le but d'assister à la mise à jour des ressources minières telle que calculées par Mincon International Ltée. en mai 2006. Le calcul de ces ressources inférée (conforme à la norme NI 43-101) s'établi au minimum ainsi:

1 230 000 tonnes titrant 7,1% Zn, 0,4% Cu, 1,9 g/t Au et 29 g/t Ag

et

838 600 tonnes titrant 3,3% Cu, 0,3% Zn, 0,22 g/t Au et 39 g/t Ag.

Ceci représente un contenu total en métaux de 71 millions de livres de cuivre, 197 millions de livres de zinc, 80 000 onces d'or et 2,2 millions d'onces d'argent.

Globex est particulièrement heureuse de ces progrès réalisés par First Metals sur le projet Magusi et anticipe avec enthousiasme la prochaine étape, le début de la production commerciale.

Globex détient une redevance minière de 2% sur le contenu brut en métaux, en plus d'une redevance de 10% sur les profits nets d'exploitation sur toute la production minière provenant des gîtes de Baie Fabie (présentement en exploitation) et de Magusi. Globex est aussi le plus important actionnaire de First Metals Inc.

Monsieur Jack Stoch, Géo., président et chef de la direction de Globex, en sa capacité de «Personne Qualifiée», a rédigé ce communiqué de presse.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

Pour de plus amples informations :

Jack Stoch, Géol., Acc.Dir.
Président et Chef de la direction
Entreprises minières Globex inc.
86, 14e Rue
Rouyn-Noranda, Québec (CANADA) J9X 2J1

Tél. : (819) 797-5242
Fax : (819) 797-1470
Courriel : info@globexmining.com
Site Internet : www.globexmining.com

GLOBEX

Pressemitteilung

Globex Mining Enterprises Inc.

"At Home in North America"

18,343,574 shares issued and outstanding

23 Juli, 2008

Arbeiten am Spindelschrägschaft, auf dem Magusi Royalty Projekt von Globex, beginnen

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** ist erfreut Ihre Aktionäre über die, zum 1. August, 2008 anlaufenden Aushubarbeiten des Schrägspiralschafts am Magusi Massiv, welches von **First Metals Inc. (FMA – TSX)** auf Royalty Basis betrieben wird, zu informieren. Der Schacht wird benötigt, um 50,000 Tonnen Gestein, aus der Magusi-Mineralstätte, zu fördern, in welcher sowohl Kupfer, Zink, Gold, Silber als auch massives Sulfit nachgewiesen wurde. Der Abbau des Deckmaterials am Portal ist abgeschlossen. Des Weiteren wurden die Zufahrtswege verbessert und das Areal, für die weiteren Arbeiten, präpariert.

Zusätzlich ist ein großes In-Fill Diamantenbohrprogramm, am Magusi Projekt, abgeschlossen. Alle sulfid haltigen Intersektionen sind gebrochen und protokolliert worden und für die weitere Analyse bereit. Auf beiden Seiten der bekannten Minerallagerstätte sind Bohrungen im Gange, um die durch Micon International Ltd. bereits festgestellten Ressourcen, zu aktualisieren. Diese wurden im Mai 2006 gemäß, NI43-101, zertifiziert und enthalten folgende Metallgrade:

1,230,000 t grading 7.1% Zn, 0.4% Cu, 1.9 g/t Au and 29 g/t Ag

und

838,600 t grading 3.3% Cu, 0.3% Zn, 0.22 g/t Au and 39 g/t Ag.

Diese Werte ergeben einen konsolidierten Wert von, 71 Mio. Pound Kupfer, 197 Mio. Pound Zink, 80,000 Unzen Gold und 2.2 Mio. Unzen Silber.

Globex ist mit den rasch fortschreitenden Arbeiten am Magusi Projekt, welches durch First Metal betrieben wird, sehr zufrieden und freut sich auf den nächsten Schritt, Produktion.

Globex hält einen 2% Netto Metallförderzins und eine 10% Gewinnbeteiligung sowohl auf dem Magusi Projekt als auch auf die Fabie Liegenschaft, welche aktuell abgebaut wird. Globex ist Hauptaktionär von First Metal Inc.

Diese Pressemitteilung wurde von Jack Stoch, P. Geo. Präsident und CEO von Globex, in seiner Kompetenz als Qualified Person (Q.P.), geschrieben.

	Ausländischer Privatemittent 12g3 – 2(b)
Für weitere Auskünfte, bitte wenden Sie sich an:	CUSIP Nummer 379900 10 3
Jack Stoch, P.Geo., Acc.Dir.	
President & CEO	Tel.: (819) 797-5242
GLOBEX MINING ENTERPRISES INC.	Fax: (819) 797-1470
86, 14th Street	Email: info@globexmining.com
Rouyn-Noranda, Quebec (KANADA) J9X 2J1	Web site: www.globexmining.com

Vorausschauende Aussagen

Abgesehen von historischen Auskünften kann diese Pressemitteilung unter Umständen "vorausschauende Aussagen" enthalten. Diese Aussagen umfassen bekannte und unbekannte Risiken, Unsicherheitsfaktoren sowie andere Umstände, durch welche Ergebnisse, Ereignisse und Betriebsleistungen entstehen, die wesentlich von den Erwartungen und Prognosen der Firma abweichen können.

Ref.: File no. 82-4025

GLOBEX QUEENSTON Mining Inc

PRESS RELEASE

RECEIVED

2008 AUG 11 A 10: 4 July 23, 2008

Gold Intersection Extends Ironwood Zone Closer to Surface

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX) ("Globex") and QUEENSTON MINING INC. (QMI – Toronto, Frankfurt, Stuttgart) ("Queenston") are pleased to update shareholders on drilling at our 50% - 50% Wood-Pandora Joint Venture located in Cadillac Township, Quebec.

Further to a news release dated July 9, 2008, in which the joint venture announced assay results on four diamond drill holes, one additional hole, W08-73, has recently intersected the Ironwood gold deposit assaying 7.55 g/t Au over a true width of 9.59 metres including 11.73 g/t Au over a true width of 5.69 metres. This intersection is 30 metres above previous hole W06-22 which assayed 22.6 g/t Au over a true width of 11.63 metres. Details of the assay results from hole W08-73 are outlined in the table below.

From (m)	To (m)	Core Length (m)	True Width (m)	Au (g/t)
115.0	129.75	14.75	9.59	7.55
including:				
121.0	129.75	8.75	5.69	11.73
including:				
121.0	124.0	3.00	1.95	19.22
and:				
126.75	129.75	3.00	1.94	13.25

Globex and Queenston are pleased with this new shallow intersection which extends the gold zone towards surface above the previously updated NI 43-101 inferred mineral resource of 243,000 tones grading 17.26 g/t Au as outlined in a report by R. Pressacco, M.Sc., P.Geo. and summarized in a press release dated March 3, 2008.

Six additional holes were drilled for geotechnical purposes away from the ore body in order to test the area of a proposed ramp. Assays are pending from these holes.

Metallurgical test work being undertaken at SGS Services Inc. should be completed shortly and will provide the joint venture with appropriate metallurgical options as regards treatment methods.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.).

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo., Acc.Dir., President and CEO
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

For further information, contact:

QUEENSTON MINING INC.
Charles E. Page, P. Geo., President and CEO
Tel.: (416) 364-0001 (ext. 224)
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 (ext. 225)
Andreas Curkovic, Investor Relations
Tel.: (416) 577-9927
Email: Info@queenston.ca
Website: www.queenston.ca

GLOBEX QUEENSTON Mining Inc

Pressemitteilung

Juli 23, 2008

Goldbohrung in "Ironwood Zone" wurde in Oberflächenrichtung erweitert.

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX) ("Globex") and QUEENSTON MINING INC. (QMI – Toronto, Frankfurt, Stuttgart) ("Queenston") freuen sich Ihre Aktionäre über die Bohrungen, am Pandora-Wood Joint Venture in der Cadillac Township, Quebec (nachstehend als "Joint Venture" bezeichnet), zu aktualisieren. Beide Unternehmen halten jeweils 50% der Rechte an diesem Projekt.

Im Nachgang an die Pressenotiz vom 9, Juli, 2008, in der das Joint Venture die Resultate der Metallproben aus drei Bohrlöchern veröffentlichte, wurde zusätzlich Loch, W08-73, gebohrt und wies, auf einer wahren Breite von 9.59 Meter, einen Goldgehalt von 11.73 g/t aus. Auf diagonaler Basis, von 5.69 Metern, wurde ein Gehalt von 11.73 g/t ausgemacht. Diese Bohrung wurde 30 Meter über Loch W06-22 durchgeführt, welches 22.6 g/t Au, auf einer wahren Breite von 11.62 Meter. lieferte.

Details von Bohrloch W08-73 sind in der unterstehenden Tabelle ersichtlich.

Von (m)	Bis (m)	Kern Länge (m)	Wahre Breite (m)	Au (g/t)
115.0	129.75	14.75	9.59	7.55
including:				
121.0	129.75	8.75	5.69	11.73
including:				
121.0	124.0	3.00	1.95	19.22
and:				
126.75	129.75	3.00	1.94	13.25

Globex und Queenston sind mit den evaluierten Daten der "Flachen Bohrung" sehr zufrieden. Der analysierte Bereich erweitert sich somit in Richtung der Oberfläche und schließt an das zuvor gebohrte Loch an, welches nach NI 43-101 zertifiziert ist und auf 243,000 Tonnen Gestein ein Goldgehalt von 17.26 g/t aufweist. Diese Daten wurden dem Bericht von Herrn R. Pressaco, M.Sc., P Geo entnommen und in der Pressemitteilung vom 3. März, 2008 publiziert.

Sechs weitere Bohrungen wurden außerhalb des Erz-Kerns, aus geotechnischen Motiven, getätigt, um einen möglichen Auslauf festzustellen. Die Metallproben der Bohrlöcher und dessen Auswertung sind noch ausstehend.

Metallurgische Testarbeiten, welche von SGS Services Inc. durchgeführt werden, sollten in Kürze abgeschlossen sein. Diese sind richtungsweisend für das Joint Venture hinsichtlich adäquater metallurgischer Behandlungsmethoden.

Diese Pressemitteilung wurde von Jack Stoch verfasst, P. Geo. Präsident und CEO von Globex Mining in Kompetenz als "Qualified Person" (Q.P.).

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo., Acc.Dir., President and CEO
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

For further information, contact:

QUEENSTON MINING INC.
Charles E. Page, P. Geo., President and CEO
Tel.: (416) 364-0001 (ext. 224)
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 (ext. 225)
Andreas Curkovic, Investor Relations
Tel.: (416) 577-9927
Email: Info@queenston.ca
Website: www.queenston.ca

GLOBEX QUEENSTON Mining Inc

COMMUNIQUÉ DE PRESSE

Le 23 Juillet 2008

Une intersection aurifère prolonge la Zone Ironwood près de la surface

Rouyn-Noranda, Québec, Canada. ENTREPRISES MINIÈRES GLOBEX INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges et GLBXF – International Premier OTCQX) ("Globex") et QUEENSTON MINING INC. (QMI – Toronto, Frankfurt, Stuttgart) ("Queenston") ont le plaisir d'informer leurs actionnaires de résultats provenant de récents forages sur le projet en co-participation 50%-50% Wood-Pandora situé dans le canton Cadillac, Québec.

Pour faire suite à un communiqué de presse publié le 9 juillet 2008 dans lequel les partenaires faisaient l'annonce de résultats d'analyse dans quatre forages, un forage additionnel, le W08-73, a recoupé la zone d'or Ironwood. Ce forage a rapporté 7,55 g/t Au sur une largeur vraie de 9,59 mètres, incluant 11,73 g/t Au sur une largeur vraie de 5,69 mètres. Cette intersection se situe à 30 mètres au-dessus du trou W06-22 qui avait lui-même recoupé 22,6 g/t Au sur une largeur vraie 11,63 mètres. Les résultats d'analyse plus détaillés du forage W08-73 sont présentés dans le tableau qui suit :

De (m)	À (m)	Longueur carotte (m)	Largeur vraie (m)	Au (g/t)
115,0	129,75	14,75	9,59	7,55
incluant:				
121,0	129,75	8,75	5,69	11,73
incluant:				
121,0	124,0	3,00	1,95	19,22
et:				
126,75	129,75	3,00	1,94	13,25

Globex et Queenston sont très heureuses au sujet de cette nouvelle intersection minéralisée peu profonde, laquelle permet d'étendre la zone aurifère vers la surface et augmenter ainsi les ressources minières au-dessus de la ressource inférée de 243 000 tonnes à 17,26 g/t Au. Cette ressource, calculée en conformité avec la norme NI 43-101, avait été décrite dans un rapport rédigé par R. Pressaco, M.Sc., Géo., dont le sommaire avait été présenté dans un communiqué de presse daté du 3 Mars 2008.

Six autres forages ont été forés à distance du gisement dans le but d'obtenir des informations d'ordre géotechnique, dans le cadre d'un éventuel développement minier, dont la planification d'une future rampe d'accès. Les résultats d'analyses de ces six trous sont à venir.

Par ailleurs, des travaux d'essais métallurgiques qui sont présentement exécutés par SGS Mineral Services devraient être complétés bientôt. Les résultats de ces travaux devraient permettre aux partenaires du projet de mieux choisir et planifier le type de traitement métallurgique dans le processus d'extraction.

Monsieur Jack Stoch, Géo., président et chef de la direction de Globex, en sa capacité de «Personne Qualifiée», a rédigé ce communiqué de presse.

Pour de plus amples informations :

ENTREPRISES MINIÈRES GLOBEX INC.
Jack Stoch, Géol., Acc.Dir.
Président et Chef de la direction
86, 14e Rue
Rouyn-Noranda, Québec (CANADA) J9X 2J1
Tél. : (819) 797-5242
Fax : (819) 797-1470
Email : info@globexmining.com
Site internet : www.globexmining.com

Pour de plus amples informations:

QUEENSTON MINING INC.
Charles E. Page, P. Geo., President and CEO
Tél.: (416) 364-0001 (ext. 224)
Hugh D. Harbinson, Chairman
Tél.: (416) 364-0001 (ext. 225)
Andreas Curkovic, Investor Relations
Tél.: (416) 577-9927
Email: Info@queenston.ca
Website: www.queenston.ca

END